NEWS RELEASE

November 18, 2009	Release 08-2009

WESTERN COPPER EXPANDS IN-PIT MINERALIZATION AND
DISCOVERS A NEW MOLYBDENUM ZONE AT CASINO

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN) is pleased to announce assay results from the completed exploration program at its wholly owned Casino Project in the Yukon Territory, Canada.

The assay results indicate a significant expansion of the known area of mineralization. Only one hole in the 39-hole exploration program, CAS-035, to the west of the deposit and outside of the currently defined pit, did not return intercepts of mineralization above the resource cut-off grade (0.3% CuEq). 16 of the holes drilled outside or on the border of the deposit outline as defined in the 2008 pre-feasibility study and within the currently defined pit reported long (>50 m) intercepts above cut-off grade.

Of note are 12 holes which targeted an area within the pit previously thought to be barren and described as a Latite Plug (Table 1). The mineralization in this area is comprised predominantly of molybdenum, indicating a new molybdenum zone. One interval in hole CAS-025 reported 0.518% molybdenum, 0.33% copper, 0.15 g/t gold, and 2.3 g/t silver over 9.5 meters. All of these holes reported significant lengths of mineralization above cut-off grade.

Assay results from the nine holes drilled to the northeast and northwest of the previously identified deposit outline and within the currently defined pit (Tables 2 & 3) also indicated that mineralization extends in these directions.

The four holes inside of the current deposit outline targeted deeper mineralization and better definition at the edges of the currently defined deposit (Table 5). Hole CAS-002 succeeded in demonstrating that above cut-off grade mineralization extends beyond previously proven depths with the bottom of the hole returning ore grade mineralization.

10 holes (Table 6) targeted geophysical anomalies identified during the Quantec Titan 24 IP survey performed earlier this year (see news release dated September 8, 2009). Drilling of two of these anomalies to the south of the deposit identified significant lead-zinc-silver-gold zones. CAS-021, to the south of the deposit, returned 9.85% zinc, 0.13% lead, 6.40 g/t silver, and 0.03 g/t gold over 16.75 meters. One hole to the north of the deposit identified anomalous gold.

“We are very pleased with the results of this drilling program.” said Dale Corman, President & CEO “The identification of mineralized material within areas of the pit previously described as barren will significantly add to the reserve and improve the economics of the project by converting waste into ore. Once this data is entered into the model and analyzed, we will be in a position to identify further drilling targets for next year to continue adding to the reserve. Casino is one of the world’s largest gold, copper and molybdenum reserves and has the potential to become one of the world’s largest mines.”

The Casino project is located 300 km northwest of Whitehorse, Yukon and has a NI 43-101 compliant reserve of 8 million oz of gold, 4.4 billion lb of copper, and 475 million lb of molybdenum, contained in approximately 1 billion tonnes of ore.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

See the end of this news release for the list of drill hole assays and the drilling map.

Scott Casselman, P.Geo., is the qualified person responsible for the execution of the Casino Project exploration program and the preparation of the technical information in this news release.

QA/QC including assurance of chain of custody has been implemented in accordance with industry best practices. Split core samples are prepared and analyzed by ALS Chemex. Prepared samples are initially run using an four acid digestion process and conventional multi-element ICP-AES analysis. Additional assaying for total copper and molybdenum is run using a 4 acid digestion – AES or AAS method to a 0.001% detection limit. Gold assays are run using 30 gram sample fire assay with an AA finish to a 0.005 ppm detection limit. The QA/QC procedure involves regular submission of Certified Analytical Standards and property specific duplicates, with check assaying performed by Acme Analytical Laboratories Ltd.

ABOUT WESTERN COPPER CORPORATION
Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
President & CEO

For more information please contact Paul West-Sells, EVP Corporate Development or Chiara Orrigoni, Investor Relations at 604.684.9497 or email info@westerncoppercorp.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, financing plans, exploration results and future plans and objectives of Western Copper are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms, such as “measured,” “indicated,” and “inferred” “resources,” are used in the Company's disclosure documents filed in Canada that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western Copper’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

CASINO DRILLING MAP

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

TABLE 1 - LATITE PLUG AREA
Hole	Length (m)	From (m)	To (m)	Width (m)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	CuEq (%)
CAS-024	247.80	0.00	246.00	246.00	0.04	0.066	0.04	0.2	0.44
including		12.00	48.42	36.42	0.00	0.144	0.04	0.2	0.84
CAS-025	211.84	62.50	211.84	140.56	0.21	0.073	0.09	1.2	0.68
including		62.50	72.00	9.50	0.33	0.518	0.15	2.3	3.36
and		88.56	91.22	2.66	1.32	0.057	0.22	2.3	1.80
CAS-026	184.40	1.52	145.90	144.44	0.14	0.089	0.07	0.8	0.69
CAS-028	214.88	73.30	214.88	141.58	0.21	0.013	0.12	1.4	0.37
CAS-029	323.09	245.00	247.00	2.00	0.19	0.004	0.16	7.6	0.38
CAS-030	262.13	133.80	262.13	128.33	0.24	0.041	0.17	1.3	0.58
CAS-032	281.03	84.88	203.00	118.12	0.23	0.016	0.17	1.8	0.44
CAS-033	182.88	11.00	157.90	146.90	0.18	0.044	0.17	1.9	0.55
and		157.90	182.88	24.98	0.11	0.028	0.13	1.4	0.36
CAS-034	211.53	138.60	140.00	1.40	0.48	0.002	1.74	24.0	1.79
CAS-037	214.88	72.90	206.45	133.55	0.16	0.055	0.06	0.6	0.51
CAS-039	238.35	21.60	70.40	48.80	0.02	0.036	0.16	1.5	0.34
and		121.82	238.35	116.53	0.16	0.009	0.16	1.2	0.32
CAS-040	197.21	93.20	192.95	99.75	0.28	0.015	0.22	1.5	0.52

TABLE 2 - NORTHEAST AREA
Hole	Length (m)	From (m)	To (m)	Width (m)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	CuEq (%)
CAS-005	123.44	54.50	105.60	51.10	0.20	0.024	0.15	1.2	0.44
CAS-006	81.32	23.48	81.32	57.84	0.19	0.019	0.16	0.7	0.40
CAS-008	94.49	28.96	89.82	60.86	0.17	0.010	0.16	1.5	0.35
CAS-009	289.56	16.76	283.56	266.80	0.14	0.009	0.17	1.2	0.31
CAS-010	109.00			Core lost, hole abandoned
CAS-012	246.98	193.50	226.00	32.50	0.14	0.003	0.20	3.2	0.31
CAS-013	144.78	15.24	28.00	12.76	0.16	0.005	0.16	2.8	0.31

TABLE 3 - NORTHWEST AREA
Hole	Length (m)	From (m)	To (m)	Width (m)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	CuEq (%)
CAS-019	268.22	9.05	266.00	256.95	0.14	0.025	0.21	1.2	0.43
including		194.65	197.65	3.00	0.10	0.038	3.53	0.8	2.58
CAS-022	160.09	36.58	160.09	123.51	0.20	0.003	0.20	1.2	0.36

TABLE 4 - OTHER AREAS
Hole	Length (m)	From (m)	To (m)	Width (m)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	CuEq (%)
CAS-004	249.61	70.00	79.00	9.00	0.32	0.001	0.07	1.6	0.38
CAS-007	486.17	257.29	259.54	2.25	0.03	0.001	1.26	0.7	0.84
and		343.55	346.00	2.45	0.04	0.001	53.50	1.5	34.20
and		399.00	402.00	3.00	0.68	0.000	7.75	7.0	5.69
CAS-018	416.05	72.90	80.50	5.60	0.19	0.000	0.18	8.7	0.37
CAS-036	115.82	10.00	12.19	2.19	0.38	0.001	0.07	0.0	0.43

Note:
CuEq Metal Prices – US$2.00/lb copper, US$875.00/oz gold, US$11.25/lb molybdenum and US$11.25/oz silver.
Significant assays above cut-off grade shown (0.3% CuEq).
Complete results will be available on Western Copper’s website (www.westerncoppercorp.com)

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com

TABLE 5 - IN-PIT AREA
Hole	Length (m)	From (m)	To (m)	Width (m)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	CuEq (%)
CAS-002	648.00	4.20	648.00	637.71	0.22	0.044	0.29	1.4	0.67
including		643.13	648.00	4.87	0.15	0.110	0.19	0.7	0.89
CAS-003	449.58	9.14	30.48	21.34	0.00	0.001	0.67	2.7	0.46
CAS-011	798.58	35.00	44.00	9.00	0.01	0.002	0.67	4.8	0.48
and		161.87	184.00	22.13	0.15	0.005	0.26	1.6	0.36
CAS-023	164.59	57.00	92.80	35.80	0.27	0.008	0.16	0.5	0.42

TABLE 6 - TITANANOMALIES
Hole	Length (m)	From (m)	To (m)	Width (m)	Zn (%)	Pb(%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	CuEq (%)
CAS-021	521.82	297.25	314.00	16.75	9.85	0.13	0.01	0.00	0.03	6.40	-
CAS-031	638.56	358.60	360.40	1.80	0.09	0.24	0.30	<0.0001	3.25	58.00	-
and		511.05	512.45	1.40	1.07	0.47	0.03	0.00	1.01	32.00	-
and		634.50	635.20	0.70	0.12	0.24	0.01	0.00	1.39	290.00	-
CAS-017	283.46	22.00	25.00	3.00	0.39	0.82	0.04	0.00	0.26	116.00	-
CAS-027	661.42	505.50	506.60	1.10	-	-	0.07	0.00	1.80	14.00	1.34
CAS-014	408.43	130.00	133.00	3.00	-	-	0.31	0.00	0.36	28.00	0.77
CAS-015	355.09	219.00	224.00	5.00	-	-	0.21	0.00	0.18	2.25	0.34
CAS-016	345.95	75.00	77.00	2.00	-	-	0.07	0.00	0.38	0.80	0.32
CAS-020	443.48	164.00	189.28	25.28	-	-	0.07	0.00	0.66	3.20	0.52
and		412.00	417.61	5.61	-	-	0.07	0.00	0.89	10.49	0.72
CAS-038	432.30	88.80	91.80	9.35	-	-	0.17	0.00	0.23	2.53	0.34
CAS-035	236.22				No Significant Assays

Note:
CuEq Metal Prices – US$2.00/lb copper, US$875.00/oz gold, US$11.25/lb molybdenum and US$11.25/oz silver.
Significant assays above cut-off grade shown (0.3% CuEq).
Complete results will be available on Western Copper’s website (www.westerncoppercorp.com).

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com